RadioCom Corporation
Innovative Solutions for Wireless RF Systems and ASICS

Meeting of the Board of Directors
December 15, 1998

On Tuesday, December 15, 1998 a meeting of the board of directors was held. Mark Gehring and Russ Moen were present in the Portland Design Center. Lawrence Ragan was present via telephone from the Dallas office as provided in the Bylaws of the corporation.

The meeting was called to order at 9:00 AM PST.

1.  Establishment of an Employee Stock Option Plan

The Corporation wishes to establish a stock option plan to attract and retain key employees. After discussion, it was

RESOLVED; that 60,000 (sixty thousand) shares be set aside in an non-qualified employee stock ownership plan. This stock is to be used by agreement of the management team to attract and retain key employees through the granting of stock options.

The terms for stock plan are as follows. The option price shall be equal to the book value of the company at the time the option is granted. The options will vest at 25% (twenty-five percent) per year, accelerating to 100% if the company is purchased, and will expire four years from the date of full vesting. The company shall retain the right to repurchase shares at the then current book value if employment is terminated prior to a public stock offering.

This action will increase the issued shares to four hundred ten thousand (410,000) shares out of an authorized total of one million (1,000,000) shares.

The meeting was adjourned at 9:45 AM PST.

Minutes submitted by:

Russ Moen
Vice President & Secretary